EXHIBIT NO. 2

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX COMPLETES EXCHANGE OFFERING

Monterrey, Mexico. December 11, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it had issued 970 million pesos (approximately US$72 million) of long-term debt, successfully exchanging shorter-term Certificados Bursatiles for new notes.  The offering, initiated on November 12, 2008, was finalized on December 10, 2008.

The new debt, guaranteed by CEMEX Mexico S.A. de C.V. and Empresas Tolteca de Mexico S.A. de C.V., matures on September 15, 2011.

Seventy-five percent of the new offering replaces notes coming due in December 2008 and January 2009, thus reducing refinancing needs.

This transaction represents the first issuance of this kind of instrument in the Mexican capital markets since September and demonstrates CEMEX’s ability to tap the medium-term capital markets successfully without government guarantees.

All maturities under the exchange offer program which were not refinanced will be repaid as originally scheduled.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.